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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ------------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ------------------

                             CONCENTRA CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           KL ACQUISITION CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF
                               ORACLE CORPORATION
                                   (BIDDERS)

                   COMMON STOCK, PAR VALUE $.00001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  205897 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ------------------

                                DANIEL COOPERMAN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               ORACLE CORPORATION
                               500 ORACLE PARKWAY
                            REDWOOD SHORES, CA 94065
                                 (650) 506-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   Copies to:

                             DONALD M. KELLER, JR.
                              STEVEN J. TONSFELDT
                               VENTURE LAW GROUP
                           A PROFESSIONAL CORPORATION
                              2800 SAND HILL ROAD
                              MENLO PARK, CA 94025
                                 (650) 854-4488

                               NOVEMBER 17, 1998

                               ----------------

      DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDER

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

 CUSIP No. 205897 10 1              14D-1/A                   Page  2  of  8



     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            ORACLE CORPORATION

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [_]
            (b) [_]

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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS
            WC

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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(e) or 2(f)
            N/A

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

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     7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,374,318

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     8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
            SHARES
            [_]

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     9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
            38.9%* (AS OF NOVEMBER 10, 1998)

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    10      TYPE OF REPORTING PERSON*
            CO


* See the "INTRODUCTION" of the Offer to Purchase, which is incorporated herein by reference, for a description of the Support Agreements among Oracle Corporation and certain major stockholders of Concentra Corporation.

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            KL ACQUISITION CORPORATION

-------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [_]
            (b) [_]

-------------------------------------------------------------------------

     3      SEC USE ONLY

-------------------------------------------------------------------------

     4      SOURCE OF FUNDS
            AF

-------------------------------------------------------------------------

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(e) or 2(f)
            N/A

-------------------------------------------------------------------------

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

-------------------------------------------------------------------------

     7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,374,318

-------------------------------------------------------------------------

     8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
            SHARES
            [_]

-------------------------------------------------------------------------

     9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
            38.9%* (AS OF NOVEMBER 10, 1998)

-------------------------------------------------------------------------

    10      TYPE OF REPORTING PERSON
            CO


* See the "INTRODUCTION" of the Offer to Purchase, which is incorporated herein by reference, for a description of the Support Agreements among Oracle Corporation and certain major stockholders of Concentra Corporation.

                                 INTRODUCTION

   This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Statement") dated November 17, 1998 filed by Oracle Corporation, a Delaware corporation ("Parent"), relating to the offer by KL Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent, to purchase all outstanding shares of common stock, par value $.00001 per share (the "Common Stock"), of Concentra Corporation, a Delaware corporation (the "Company"), and the associated Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement between the Company and First National Bank of Boston, as Rights Agent, dated as of April 24, 1997, as amended November 10, 1998 (the "Rights Agreement"), at a price of $7.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively, to the Statement.

  Capitalized terms not separately defined herein shall have the meanings specified in the Statement.

  ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
COMPANY.

  Item 3(b) is hereby amended and supplemented by the addition of the following information thereto:

  (b) The information set forth in the Offer to Purchase under "THE OFFER-- Certain Information Concerning the Company," as revised, is incorporated herein by reference.

  ITEM 10. ADDITIONAL INFORMATION.

  Item 10(f) is hereby amended and supplemented by addition of the following information thereto:

  (f) The information set forth in the revised Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference in its entirety.

  ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
 NUMBER  EXHIBIT NAME
 ------- ---------------------------------------------------------
 (a)(1)  Revised Offer to Purchase, dated as of November 17, 1998.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Oracle Corporation

                                          By: /s/ Daniel Cooperman
                                             __________________________________
                                             Daniel Cooperman
                                             Senior Vice President, General
                                             Counsel
                                             and Secretary

Dated: December 7, 1998

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          KL Acquisition Corporation

                                          By: /s/ Thomas Theodores
                                             __________________________________
                                             Thomas Theodores
                                             Vice President, Secretary

Dated: December 7, 1998

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER  EXHIBIT NAME
 ------- ----------------------------------------------------------------------
 (a)(1)  Revised Offer to Purchase, dated as of November 17, 1998.
 (a)(2)  Letter of Transmittal.(*)
 (a)(3)  Form of Letter from Information Agent to Brokers, Dealers, Commercial
         Banks, Trust Companies and Nominees.(*)
 (a)(4)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
         Nominees to Clients.(*)
 (a)(5)  Notice of Guaranteed Delivery.(*)
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.(*)
 (a)(7)  Form of Summary Advertisement dated November 17, 1998.(*)
 (a)(8)  Press Release, dated November 10, 1998, issued by Oracle.(*)
 (b)     Not applicable.
 (c)(1)  Agreement and Plan of Merger, dated as of November 10, 1998, by and among Concentra Corporation, KL Acquisition Corporation and Oracle
         Corporation.(*)
 (c)(2)  Form of Support Agreement, dated November 10, 1998 by and among Oracle
         Corporation and San Giorgio S.A., Special Situations Fund III, L.P.,
         Special Situations Private Equity Fund, L.P., Special Situations
         Cayman Fund, L.P., Special Situations Technology Fund, L.P., Lawrence
         W. Rosenfeld, as an individual and trustee, Toyo Corporation, and
         Stephen J. Cucchiaro.(*)
 (c)(3)  Confidential Disclosure Agreement dated September 11, 1998, between
         Concentra Corporation and Oracle Corporation.(*)
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     Not applicable.

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(*) Previously filed.